                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)/1/


                                GARGOYLES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                          COMMON STOCK, NO PAR VALUE
________________________________________________________________________________
                        (Title of Class of Securities)


                                  366033-10-8
________________________________________________________________________________
                                (CUSIP Number)


                                 CYNTHIA POPE
                  20121 48TH AVENUE WEST, LYNNWOOD, WA 98036
                                (206) 872-6100
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                August 14, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                              (Page 1 of 8 Pages)

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  /1/  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 366033-10-8                                     PAGE 2 OF 8 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRILLIUM CORPORATION, 91-0913168
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      WC, OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      WASHINGTON STATE
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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,505,313

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,505,313

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,505,313

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32%
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      TYPE OF REPORTING PERSON*
14
      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on July 16, 1998 by Trillium Corporation, a Washington corporation (the "Schedule 13D"). This Amendment No. 1 is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, relating to the Common Stock, no par value, of Gargoyles, Inc., a Washington corporation. This Amendment No. 1 amends and restates Items 3, 4, 5(c), 5(d), and 6 of the Schedule 13D and does not amend any other Items not mentioned herein. Capitalized terms used herein without definitions have the meaning set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 is amended and restated in its entirety as follows:

     At the date of this report, Trillium beneficially owned 2,505,313 shares of Common Stock, comprising 1,505,994 shares held as of July 6, 1998 and 999,319 shares purchased on August 14, 1998 from Douglas B. Hauff and a related partnership (the latter being referred to herein as the "Hauff Shares") as more fully described below.

     In the case of the 1,505,994 shares held as of July 6, 1998, on November 7, 1997, Trillium acquired 1,490,994 shares upon distribution by Trillium Investors II, LLC, which had acquired those shares prior to the Issuer's initial public offering (the "Pre-IPO Shares"). The Pre-IPO Shares do not include 567,704 shares pledged by Douglas Hauff to Trillium. Trillium acquired an additional 15,000 shares in the NASDAQ market for a total price of $70,635 in the fall of 1997 (the "Open Market Shares").

     In the case of the Hauff Shares, on July 6, 1998, Trillium entered into a Stock Purchase Agreement (the "Agreement") between Trillium and Douglas B. Hauff ("Hauff"), a principal shareholder and past President/CEO of the Issuer, and Tracy L. Hauff and The Hauff Family Partnership (Mr. Hauff, Ms. Hauff and the Hauff Family Partnership are collectively referred to herein as the "Sellers") wherein Trillium agreed to purchase 999,319 shares of Common Stock held by Sellers (the "Hauff Shares"), for a purchase price of $2,256,330. The purchase price was paid by (1) the conveyance of certain real property to the Sellers (valued at $844,000), (2) satisfaction of debt owed by Hauff to Trillium ($1,092,330 including interest through August 14, 1998 of $103,876), (3) cash in the amount of $150,000, and (4) the balance of $170,000 pursuant to a non-interest bearing promissory note which is partly payable in 1999, with the remainder payable in 2000. This is only a summary of the Agreement, which was attached to the Schedule 13D and is incorporated herein by this reference. Purchase of the Hauff Shares closed on August 14, 1998, at which time the Hauff Shares were transferred to Trillium.

     The source of Trillium's consideration under the Agreement is real property and notes receivable owned by Trillium and Trillium's working capital. Trillium did not acquire any of the Common Stock with borrowed funds.

     Steven R. Brinn received 189,514 shares upon distribution by Trillium Investments II, LLC.

     The source of funds for Kenneth D. Hertz' purchase of Common Stock was cash from personal funds. Hertz purchased the Common Stock for approximately $20,000.

     Timothy C. Potts received 97,560 shares upon distribution by Trillium Investments II, LLC.

     The source of funds for Paula Kurtz' purchase of Common Stock was cash from personal funds. Kurtz purchased the Common Stock for approximately $10,000.

     The source of funds for Teri Treat's purchase of Common Stock was cash from personal funds. Treat purchased the Common Stock for approximately $8,000.

Item 4.   Purpose of Transaction

     Item 4 is amended and restated in its entirety as follows:

     The Pre-IPO Shares and the Open Market Shares were acquired by Trillium for investment purposes. The shares held by all other Reporting Persons were acquired for investment purposes.

     Trillium acquired the Hauff Shares in part for the purpose of providing for satisfaction of sums owed by Mr. Hauff to Trillium and certain other shareholders of the Issuer (the "Hauff Debt") in the amounts of $1,035,888 and $176,094, respectively (which sums include accrued interest through August 14, 1998). This indebtedness had been incurred by Mr. Hauff as of March 7, 1997 in connection with his purchase of an aggregate of 664,209 shares of Common Stock from Trillium and certain other shareholders of the Issuer, of which 567,704 shares had been acquired from Trillium. The collectability of the Hauff Debt had come into question following Mr. Hauff's resignation as an officer and director of the Issuer in January 1998. Trillium owns approximately 32% (2,505,313 shares) of the Issuer's Common Stock following the closing of the Hauff transaction.

     Trillium also has had discussions with certain minority shareholders of the Issuer, including certain former officers and employees of the Issuer, for the purpose of possibly acquiring additional shares of Common Stock from such individuals. Trillium also from time to time may purchase additional shares of Common Stock in the open market or in other privately negotiated transactions. Trillium might seek to increase its percentage ownership of the Issuer's Common Stock to greater than one-third of outstanding shares. Also, Trillium might elect to sell shares of Common Stock.

     In addition to providing for satisfaction of the Hauff Debt, the purchase of the Hauff Shares and, potentially, additional shares of Common Stock is also motivated in part by the desire of Trillium to increase its voting power in order to gain a more influential position in the management of the Company and the pursuit or selection of strategic alternatives by the Company, such as a merger, sale of control or sale of assets. Also, by increasing its ownership of Common Stock to greater than one-third of all outstanding voting securities of the Company, Trillium has the ability to disapprove mergers, consolidations or sales of substantial amounts of assets which would (if not otherwise approved by a majority of continuing directors of the Company, as defined in the Company's Articles of Incorporation) require a two-thirds vote.

     Except as generally stated in this Item 4, Trillium and the other Reporting Persons have no present plans or proposals that relate to or would result in:
(i) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's Articles of Incorporation, Bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act; or (x) any action similar to those enumerated above.

     The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above, to adopt plans or proposals of the type specified above, or to purchase or sell shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

     Items 5(c) and (d) are amended and restated in their entirety as follows:

     5(c) On July 6, 1998, Trillium and Hauff entered into the Agreement, whereby Trillium had the right to acquire the Hauff Shares. On August 14, 1998, the Hauff transaction closed, and Trillium acquired the Hauff Shares. See Item 3 above for the type and amount of consideration paid by Trillium. None of the other Reporting Persons has been a party to any transaction in the Common Stock of the Issuer since the filing of the Schedule 13D.

     5(d) The Reporting Persons know of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended and restated in its entirety as follows:

     On August 14, 1998, Trillium acquired the Hauff Shares pursuant to the Agreement. See Item 5 above. Other than the acquisition of the Hauff Shares, Trillium has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                   Signature

     The undersigned hereby agree that this Schedule is filed on behalf of each of them and, after reasonable inquiry and to the best of their knowledge and belief, hereby certify that the information set forth in this statement is true, complete, and correct.

Dated this 25th day of August, 1998.


TRILLIUM CORPORATION


By:   /s/ Timothy Potts
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Its:  Senior Vice President
      ---------------------